UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2014

CU BANCORP

(Exact name of registrant as specified in its charter)

California	001-35683	90-0779788
(State or other jurisdiction of incorporation)	Commission File Number	(I.R.S. Employer Identification No.)

15821 Ventura Boulevard, Suite 100- Encino, CA		91436
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (818) 257-7700

(Former name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition

On July 25, 2014 CU Bancorp (the “Company”) issued a press release setting forth its financial results for the quarter ended June 30, 2014. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The information in this report (including Exhibit 99.1) is being furnished under Item 2.02 (Results of Operations and Financial Condition) of Form 8-K. Pursuant to General Instruction B.2 of Form 8-K, the information in Items 2.02 and 9.01 in this Form 8-K, including the exhibits shall not be deemed to be “filed” with the Securities and Exchange Commission for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing, regardless of any general incorporation language in any such filing.

Item 8.01	Other Events.

The information set forth under the captions “Forward-Looking Statements,” “CU Bancorp, California United Bank and 1st Enterprise Bank Merger Announcement,” “Additional Information About the Proposed Transaction With 1st Enterprise Bank and Where to Find It” and “Participants in the Solicitation” in the press release furnished as Exhibit 99.1 is incorporated by reference in this Item 8.01.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

99.1	Press Release dated July 25, 2014 reporting the financial results of CU Bancorp for the quarter ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 25, 2014	CU BANCORP

/s/ Anita Wolman
Anita Wolman
Executive Vice President, General Counsel & Corporate Secretary

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated July 25, 2014 reporting the financial results of CU Bancorp for the quarter ended June 30, 2014.